CUSIP No. 41754V103	13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

(Amendment No. )*

Harvest Natural Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

41754V103
(CUSIP Number)

October 11, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41754V103	13G

1		NAMES OF REPORTING PERSONS
MSDC Management, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
2,858,719
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER 2,858,719
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,858,719
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
7.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 41754V103	13G

1		NAMES OF REPORTING PERSONS
MSD Energy Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
2,467,359
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER 2,467,359
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,467,359
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
6.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 41754V103	13G

1		NAMES OF REPORTING PERSONS
MSD Energy Partners (MM), L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
124,058
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER 124,058
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,058
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
0.3%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 41754V103	13G

1		NAMES OF REPORTING PERSONS
MSD Credit Opportunity Fund, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
267,302
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER 267,302
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
267,302
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
0.7%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 41754V103	13G

1		NAMES OF REPORTING PERSONS
MSD Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,241,617
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER 1,241,617
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,241,617
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
3.1%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 41754V103	13G

1		NAMES OF REPORTING PERSONS
MSD Energy Investments Private II, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,241,617
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER 1,241,617
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,241,617
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
3.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 41754V103	13G

1		NAMES OF REPORTING PERSONS
Michael S. Dell

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,241,617
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER 1,241,617
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,241,617
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
3.1%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 41754V103	13G

Item 1(a)             Name of Issuer:

The name of the issuer is Harvest Natural Resources, Inc. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company's principal executive office is located at 1177 Enclave Parkway, Suite 300, Houston, Texas 77077.

Item 2(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of each of MSDC Management, L.P. (“MSDC”), MSD Energy Partners, L.P., MSD Energy Partners (MM), L.P., MSD Credit Opportunity Fund, L.P., MSD Capital, L.P. (“MSD Capital”), MSD Energy Investments Private II, LLC and Michael S. Dell (collectively, the “Reporting Persons”).

MSDC is the investment manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Energy Partners, L.P., MSD Energy Partners (MM), L.P. and MSD Credit Opportunity Fund, L.P. MSDC Management (GP), LLC (“MSDC GP”) is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSDC.  Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSDC GP.

MSD Capital is the sole manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Energy Investments Private II, LLC. MSD Capital Management LLC, a Delaware limited liability company (“MSD Capital Management”), is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital.  Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital Management.  Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital Management.

Each person other than the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities reported in this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of MSDC, MSD Energy Partners, L.P., MSD Credit Opportunity Fund, L.P., MSD Capital and MSD Energy Investments Private II, LLC is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

The address of the principal business office of MSD Energy Partners (MM), L.P. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The address of the principal business office of Mr. Dell is c/o Dell Inc., One Dell Way, Round Rock, Texas 78682.

Item 2(c)	Citizenship:

                              See Item 4 on the cover pages hereto.

CUSIP No. 41754V103	13G

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP No.:

41754V103

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

(a)
Amount beneficially owned: See Item 9 on the cover pages hereto. The number of shares reported as beneficially owned by MSDC Management, L.P., MSD Energy Partners, L.P., MSD Credit Opportunity Fund, L.P., MSD Capital, L.P., MSD Energy Investments Private II, LLC and Michael S. Dell includes shares that may be acquired within 60 days upon the exercise of warrants that are subject to a limitation on exercise to the extent that, following exercise, the Reporting Persons would beneficially own, in the aggregate, more than 10% of the Company’s outstanding Common Stock.

(b)	Percent of class: See Item 11 on the cover pages hereto.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii) Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

CUSIP No. 41754V103	13G

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 41754V103	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MSDC Management, L.P.

By: MSDC Management (GP), LLC
Its: General Partner

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager

MSD Energy Partners, L.P.

By: MSDC Management, L.P.
Its: Investment Manager

By: MSDC Management (GP), LLC
Its: General Partner

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager

MSD Energy Partners (MM), L.P.

By: MSDC Management, L.P.
Its: Investment Manager

By: MSDC Management (GP), LLC
Its: General Partner

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager

MSD Credit Opportunity Fund, L.P.

By: MSDC Management, L.P.
Its: Investment Manager

By: MSDC Management (GP), LLC
Its: General Partner

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager

CUSIP No. 41754V103	13G

MSD Capital, L.P.

By: MSD Capital Management, LLC
Its: General Partner

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager and General Counsel

MSD Energy Investments Private II, LLC

By: MSD Capital, L.P.
Its: Manager

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager and General Counsel

Michael S. Dell

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Attorney-in-Fact

CUSIP No. 41754V103	13G

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1
Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G filed by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Securities and Exchange Commission on February 22, 2011 relating to the common units of Atlas Energy, L.P.).

99.1	Joint Filing Agreement dated October 22, 2012.

Exhibit 99.1

JOINT FILING AGREEMENT

October 22, 2012

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

Date:  October 22, 2012

MSDC Management, L.P.

By: MSDC Management (GP), LLC
Its: General Partner

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager

MSD Energy Partners, L.P.

By: MSDC Management, L.P.
Its: Investment Manager

By: MSDC Management (GP), LLC
Its: General Partner

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager

MSD Energy Partners (MM), L.P.

By: MSDC Management, L.P.
Its: Investment Manager

By: MSDC Management (GP), LLC
Its: General Partner

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager

MSD Credit Opportunity Fund, L.P.

By: MSDC Management, L.P.
Its: Investment Manager

By: MSDC Management (GP), LLC
Its: General Partner

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager

MSD Capital, L.P.

By: MSD Capital Management, LLC
Its: General Partner

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager and General Counsel

MSD Energy Investments Private II, LLC

By: MSD Capital, L.P.
Its: Manager

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager and General Counsel

Michael S. Dell

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Attorney-in-Fact